Item 77(i) – Terms of New or Amended Securities

AMENDMENT TO DECLARATION AND AGREEMENT OF TRUST

In response to Sub-Item 77i(b), Amendment to Declaration and Agreement of Trust, effective as of November 12, 2014, of Lord Abbett Global Fund, Inc., a Maryland Corporation, authorized and established three new classes of shares for each of its four series; such new classes were designated Class R4, Class R5, and Class R6 shares.

The Amendment to Declaration is hereby attached as Item 77Q1(d).